March 27, 2013

Ms. Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:  Form 10-K for the fiscal year ended September 30, 2012, filed December 12, 2012, File No. 1-33177

Dear Ms. Monick:

We are writing in response to your letter dated March 21, 2013 with respect to the above-referenced filing of Monmouth Real Estate Investment Corporation (the Company).  Our responses to your comments are as follows:

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 2. Properties, page 17

1.

On pages 21 and 22, with respect to your new and renewed leases, in future Exchange Act periodic reports, please provide disclosure regarding tenant improvement costs, leasing commission, and tenant concessions.  Please provide such disclosure on a per square foot basis.

RESPONSE:

In future Exchange Act periodic reports, the Company will enhance its disclosures regarding its leasing activities to include information regarding tenant improvement costs, leasing commissions and tenant concessions, both on a total basis and on a per square foot basis.

2.

We note that 6% of your leases are scheduled to expire in 2013.  Please discuss the relationship between expiring rents on these leases and markets rents.

RESPONSE:

A total of 11% of our gross leasable area was originally scheduled to expire in 2013, of which 6% has renewed as of our 10-K filing.  Currently, 82% of the 11% that was originally scheduled to expire in 2013 has now been renewed and we expect 93% of the 11% to be renewed before the end of fiscal 2013.  The rental rates for these lease renewals are comparable to the expiring rental rates.  Therefore the relationship between the expiring rents and the market rents were approximately the same on a weighted average basis.  The Company intends to continue to include in future Exchange Act periodic reports information that discusses rental rates on leases expiring during the period.  The Company will also include in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s future Exchange Act periodic reports, known trend information relating to such leases.

3.

We note that you have two land properties.  To the extent these properties are material and you develop these properties, please provide disclosure regarding your anticipated completion date, costs incurred to date and budgeted costs in future Exchange Act periodic reports.  Additionally, we note your disclosure on page 35 that you expanded a property.  To the extent material, please provide disclosure regarding the cost per square foot of this expansion and advise whether leasing costs are included.

RESPONSE:

Our two land properties total $1,148,018 and represent 1.3% of our total land carrying value and 0.2% of our total assets, which is not material.  There are currently no plans to develop these parcels.  To the extent that we develop these properties and they become material, the Company will provide additional disclosure regarding our development of these properties, including anticipated completion date, costs incurred to date and budgeted costs, in future Exchange Act periodic reports.

From time to time, the Company may expand certain properties at the request of its tenants.  These expansions are typically not material.  The expansion in 2012, which was disclosed on page 35 and discussed on page 44, added approximately 17,000 square feet to its property in Huntsville, Alabama, which is not material to the Company’s total portfolio of approximately 8.5 million square feet.  To the extent material, the Company will provide additional disclosure regarding expansions, including the cost per square foot and leasing costs, in future Exchange Act periodic reports.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 28

Comparison of Year Ended September 30, 2012…, page 35

4.

We note that you provided disclosure regarding your same store rental revenues, reimbursement revenues, real estate taxes, operating expenses, depreciation and interest.  In future Exchange Act period reports, please disclose how you determine the properties that fall within “same-store” pool and which expenditures are included in operating expenses.

RESPONSE:

On page 35, we state “For the purposes of the following discussion, properties are properties owned as of October 1, 2010 that have not been subsequently expanded.”  We consider same-store properties to be properties owned as of the beginning of the prior fiscal year (i.e. October 1, 2010) that have not been subsequently expanded.  We will clarify this in future Exchange Act periodic reports.

Operating expenses include costs associated with the operation and maintenance of our properties with the exception of real estate taxes which is shown separately.  Material components of operating expenses include repairs and maintenance, utilities, management fees and insurance.  In future Exchange Act periodic reports we will include this disclosure.

5.

To the extent you view Net Operating Income as a key performance indicator, please include in future Exchange Act periodic reports.

RESPONSE:

Net Operating Income is used by investors in the real estate industry as a supplemental performance measure.  Since our revenue is substantially generated from net leases, the Company does not view NOI as a key performance indicator.  We believe net income available to our common shareholders is the most appropriate measure of our financial performance and that Funds From Operations (FFO) is the best single supplemental measure of operating performance used by Real Estate Investment Trusts (REITs).  The Company does disclose the components of NOI, which are rental revenues and reimbursement revenues, less real estate taxes and operating expenses in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Company’s Exchange Act periodic reports.  We believe that our detailed disclosures relating to the components of NOI provide investors with the relevant information to assess the impact of NOI.

Financial Statements

Consolidated Statements of Income, page 78

6.

Please tell us how you determined it was appropriate to classify amortization of leasing costs and the value of in-place leases as other income (expenses).  Please refer to Article 5-03 of Regulation S-X

RESPONSE:

In our review of Items 2 through 6 of § 210.5-03-Income Statements, we classified amortization of leasing costs and the value of in-place leases as other income (expenses). However, based on further review, we conclude that these expenses are better reflected as part of operating expenses.  We will reclassify these expenses in future Exchange Act periodic reports.

Notes to the Consolidated Financial Statements, page 84

Note 3 – Acquisitions and Dispositions, page 93

7.

Please tell us how you determined that your acquisitions of 100% net leased industrial buildings were business combinations as opposed to asset acquisitions.  Please refer to ASC 805-10-55

RESPONSE:

As stated on page 85 of our Form 10-K, we account for our acquisitions under ASC 805, Business Combinations, as opposed to Asset Acquisitions because we believe our acquisitions qualify as a “business” under the ASC 805 definition of a business.  ASC 805-10-55-4 and ASC 805-10-55-5 provide the following definition of a business:

“A business consists of inputs and processes applied to those inputs that have the ability to create outputs.  Although business usually have outputs, outputs are not required for an integrated set to qualify as a business.  The three elements of a business are defined as follows:

a.

Input.  Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it.  Examples include long-lived assets (including intangible assets or rights to use long –lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees.

b.

Process.  Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs.  Examples include strategic management process, operational processes and resource management processes.  These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs.  Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs.

c.

Output.  The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

To be capable of being conducted and managed for the purposes defined, an integrated set of activities and assets requires two essential elements – input and processes applied to those inputs, which together are or will be used to create outputs.  However, a business need not include all of the inputs or processes that the seller used in operating that business if market participants are capable of acquiring the business and continuing to produce outputs, for example by integrating the business with their own inputs and processes.”

When we acquire a net lease property, we acquire a long-lived asset which consists of land and building, which qualify as an Input as defined above.  In addition, we also acquire intangible assets in the form of a long term lease, which we view as creating or having the ability to create Output.  Further, we are able to integrate our own strategic management processes in operating the property in order to create Output.  The rental revenue generated from our acquisitions ultimately provides a return in the form of dividends.

We believe that our acquisitions meet the criteria for the definition of a business as defined under ASC 805.  As such, we expense the appropriate costs associated with the acquisitions and we record any intangible asset that may exist due to an in-place lease or an above or below market lease.  We believe that this treatment is consistent with REIT industry practice.

Management acknowledges the following:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your insightful comments and questions and if you have any further questions or comments, please do not hesitate to contact me at 732-577-4054.

Very truly yours,

/s/ Kevin S. Miller

Kevin S. Miller, CPA

Chief Accounting and Financial Officer

cc:

Howard Efron

Stacie Gorman

Sonia Barros

SEC Division of Corporation Finance

Henry Freire

John Haslbauer

Jonathan Zuckerman

PKF O’Connor Davies